UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

EMECO PTY LTD

(Issuer)

EMECO HOLDINGS LIMITED

EMECO CANADA LIMITED

EMECO INTERNATIONAL PTY LIMITED

EHL CORPORATE PTY LIMITED

EMECO PARTS PTY LIMITED

EMECO FINANCE PTY LIMITED

ENDURO SPA

EMECO HOLDINGS SOUTH AMERICA SPA

EMECO EQUIPMENT (USA) LLC

(Guarantors)

(Name of Applicants)

c/o Emeco Holdings Limited

Level 3, 71 Walters Drive

Osborne Park, Western Australia, 6017, Australia

Telephone: +618 9420 0205

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount*
9.250% Senior Secured Notes due 2022	Up to USD$360,000,000 aggregate principal amount

Approximate Date of Exchange Offer:

Approximate date of proposed public offering: on the implementation date of the Scheme of Arrangement referred to herein, which will be approximately March 31, 2017.

Name and Address of Agent for Service:

Colleen A. DeVries

SVP on behalf of National Corporate Research Ltd.

10 E. 40th Street, 10th floor

New York, NY 10016

With Copies to:

Kyle Pilkington

Baker & McKenzie. Wong & Leow

8 Marina Boulevard #05-01

Marina Bay Financial Centre Tower 1

Singapore 018981

Singapore

Telephone: +65 6434 2616

*	The actual aggregate principal amount of 9.250% Senior Secured Notes due 2022 (the “New Notes) to be issued pursuant an indenture among Emeco Pty Ltd (the “Issuer”), each of the guarantors listed on the cover page hereof (collectively, the “Guarantors”) and The Bank of New York Mellon (the “Trustee”) (the “Indenture”), may be less and depends upon the aggregate amount of the 9.875% Senior Secured Notes due 2019 (the “Existing Notes”) that are exchanged as described in Item 2 herein.

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification or (ii) such earlier date as the United States Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment No. 1 to Application for Qualification of Indenture on Form T-3 (this “Amendment”) amends the Application for Qualification of Indenture on Form T-3 (the “Application”) filed by the Applicants on November 7, 2016. At a meeting of the holders of beneficial interests in the Existing Notes (“Emeco Noteholders”) that was held on December 14, 2016, the relevant voting threshold required to approve the terms of the scheme of arrangement sent to Emeco Noteholders in November 2016 (the “Original Scheme”) was not achieved due to the fact that Black Diamond (the beneficial owner of approximately 33% of the Existing Notes through its management of certain private investment funds) voted against the Original Scheme. As a result, the terms of the Original Scheme have been revised and a new meeting of Scheme Creditors (as defined in the Scheme Document) will be held on March 13, 2017 in order for the Emeco Noteholders to vote on the revised Scheme of Arrangement (defined below).

This Amendment is being filed solely to provide updated information under Items 2, 3, 4 and 5, which have been amended and restated in full, and to file an amended and restated form of indenture to be qualified hereby as Exhibit T3C (Form of Indenture), an amended and restated explanatory statement regarding the proposed Scheme of Arrangement as Exhibit T3E(1) (Scheme Document) and an amended and restated election form for the proposed Scheme of Arrangement as Exhibit T3E(2) (Election Form). This Amendment is not intended to amend or delete any other part of the Application. All other information in the Application is unchanged and has been omitted from this Amendment.

GENERAL

ITEM 2.	SECURITIES ACT EXEMPTION APPLICABLE.

Registration of the 9.250% Senior Secured Notes due 2022 (the “New Notes”) under the United States Securities Act of 1933, as amended (the “Securities Act”), is not required by reason of Section 3(a)(10) of the Securities Act (“Section 3(a)(10)”). Section 3(a)(10) provides an exemption from the registration provisions of the Securities Act for:

“...any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests...where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court... ”

The New Notes will be issued in connection with the restructuring of the debt of the Issuer, certain of the Guarantors (being Emeco Holdings Limited, Emeco Canada Limited, Emeco International Pty Limited, EHL Corporate Pty Limited, Emeco Parts Pty Limited and Enduro SpA) and Emeco (UK) Limited pursuant to a creditors’ scheme of arrangement (the “Scheme of Arrangement”), pursuant to the Commonwealth of Australia Corporations Act 2001, as amended, if such Scheme of Arrangement is approved. See Exhibit T3E(1) for the scheme document setting forth the Scheme of Arrangement and the explanatory statement required by Australian law to accompany it setting out all information a Scheme Creditor would need to know in order to be able to properly consider whether to vote in favour of the Scheme of Arrangement (together, the “Scheme Document”). The Issuer and Emeco Holdings Limited anticipate mailing the Scheme Document to the Scheme Creditors shortly after this application has been filed. As set forth in more detail in the Scheme Document, Emeco Noteholders as at the date on which the Scheme of Arrangement becomes effective (“Scheme Noteholders”) who validly elect to do so will receive a package of New Notes and common equity securities issued by Emeco Holdings Limited in exchange for their Existing Notes if the Scheme of Arrangement is approved. If the Scheme Noteholders do not accept, they will receive cash as outlined in the Scheme Document. In addition, in order to secure Black Diamond’s support for the Scheme of Arrangement, Emeco Holdings Limited has entered into an agreement with Black Diamond (the “Black Diamond Agreement”) pursuant to which Emeco Holdings Limited will, among other things, cause the appointment to the board of directors of Emeco Holdings Limited of one director nominated by Black Diamond, as further outlined in the Scheme Document.

Analysis

The issuance of the New Notes as part of the Scheme of Arrangement will satisfy the required elements of the Section 3(a)(10) exemption as follows:

(i) The securities must be issued in exchange for securities, claims, or property interests.

If the Scheme of Arrangement is approved, the New Notes will be issued together with the other elements of the scheme consideration (which are the common equity securities of Emeco Holdings Limited and, in the case of Black Diamond, the consideration granted pursuant to the Black Diamond Agreement) in exchange for the claims of the Scheme Creditors.

(ii) A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

A meeting of the Scheme Creditors will be held on March 13, 2017 in order for the Emeco Noteholders to vote on the Scheme of Arrangement (“Scheme Meeting”). The Scheme Meeting will be convened and held in accordance with orders made by the Federal Court of Australia New South Wales District Registry (the “Court”) in Proceeding NSD 101 of 2017, in which Emeco Holdings Limited has sought (among other things) orders under the Commonwealth of Australia Corporations Act 2001 for the convening of a meeting of Emeco Noteholders to consider (and if thought fit, agree) the Scheme of Arrangement. If the Scheme of Arrangement is agreed by the requisite majority of the Emeco Noteholders as required under the Commonwealth of Australia Corporations Act 2001 at such Scheme Meeting, Emeco Holdings Limited will then proceed without further delay to a hearing to be held in the Court for the purpose of obtaining a final order of the Court approving the Scheme of Arrangement (the “Fairness Hearing”). The hearing is scheduled to take place on March 15, 2017. Emeco Holdings Limited will cause to be published notice of the Fairness Hearing in accordance with the Commonwealth of Australia Federal Court (Corporations) Rules 2000 and in accordance with orders of the Court in relation to the proposed Scheme of Arrangement, which will provide 5 clear days’ notice of the date of the Fairness Hearing, published in The Australian newspaper (a newspaper in national circulation in Australia). At the Fairness Hearing, the Court will consider, among other things, the fairness (and in accordance with Australian practice, reasonableness) of the Scheme of Arrangement, including the issuance of the New Notes and other consideration in exchange for the Existing Notes. Any interested party, including Scheme Creditors, has the right to appear at the Fairness Hearing and to present evidence or testimony with respect to the fairness of the terms and conditions of the Scheme of Arrangement to Scheme Creditors (including the Scheme Noteholders).

(iii) The reviewing court or authorized governmental entity must find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued and be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

The Scheme of Arrangement is subject to the approval of the Court at the hearing that is scheduled to take place on March 15, 2017. In the course of that hearing on March 15, 2017, Emeco Holdings Limited will inform the Court that the Issuer will rely on the Section 3(a)(10) exemption based on the Court’s approval of the transaction. It is anticipated that the Court will consider the fairness (and in accordance with Australian practice, reasonableness) of the Scheme of Arrangement to the Scheme Creditors in the course of approving the Scheme of Arrangement and issue a final order for the approval of the Scheme of Arrangement.

(iv) The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

Effectiveness of the Scheme of Arrangement is subject to the approval of the Court following the Fairness Hearing described above.

(v) A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

The Court is expressly authorized to hold the Fairness Hearing by section 411 of the Commonwealth of Australia Corporations Act 2001.

(vi) The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

All Scheme Creditors (and any other interested parties) will be entitled to appear at the Fairness Hearing and dissenting Scheme Creditors will have an opportunity to voice their objections. The Fairness Hearing will be held by the Court in open court.

(vii) Adequate notice must be given to everyone to whom securities would be issued in the proposed exchange.

Pertinent information, as provided in the Scheme Document, will be provided to relevant Scheme Creditors in such a manner as to ensure that such parties receive timely and effective notice. Notice of the Scheme Meeting, and the contents of the Scheme Document and other information to be provided to Scheme Creditors for the purposes of their participation in the Scheme Meeting, will be provided in accordance with the orders of the Court made at the hearing on February 3, 2017.

(viii) There cannot be any improper impediments to the appearance at the hearing by those persons.

There will be no impediments to the appearance of any Scheme Creditors (including Scheme Noteholders) at the Fairness Hearing.

AFFILIATIONS

ITEM 3.	AFFILIATES.

The following is an organizational chart showing the Issuer and Emeco Holdings Limited (the Issuer’s corporate parent), as well as the entity name and the relevant owner(s) for each of the subsidiaries of Emeco Holdings Limited as of the date of this application.

The following is an organizational chart showing the Issuer and Emeco Holdings Limited (the Issuer’s corporate parent), as well as the entity name and the relevant owner(s) for each of the subsidiaries of Emeco Holdings Limited assuming the Scheme of Arrangement becomes effective.

Certain directors and executive officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

MANAGEMENT AND CONTROL

ITEM 4.	DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939), respectively, of the Applicants as of the date of this application. The mailing address for each executive officer and director listed below is: Level 3, 71 Walters Drive, Osborne Park WA 6017 Australia.

Emeco Pty Ltd

Name	Position
Ian Matthew Testrow	Director
Justine Yen Ping Lea	Director
Thao Phuong Pham	Company Secretary

Emeco Holdings Limited

Name	Position
Peter Ian Richards	Director
Ian Matthew Testrow	Managing Director & Chief Executive Officer
John Raymond Cahill	Director
Erica Lee Smyth	Director
Thao Phuong Pham	Company Secretary

Emeco Canada Limited

Name	Position
Ian Matthew Testrow	Director
Justine Yen Ping Lea	Director
Geoffrey Robert Newman	Director
Randy Gogowich	Director

Emeco International Pty Limited

Name	Position
Ian Matthew Testrow	Director
Justine Yen Ping Lea	Director
Thao Phuong Pham	Company Secretary

EHL Corporate Pty Limited

Name	Position
Ian Matthew Testrow	Director
Justine Yen Ping Lea	Director
Thao Phuong Pham	Company Secretary

Emeco Parts Pty Limited

Name	Position
Ian Matthew Testrow	Director
Justine Yen Ping Lea	Director
Thao Phuong Pham	Company Secretary

Emeco Finance Pty Limited

Name	Position
Justine Yen Ping Lea	Director
Thao Phuong Pham	Company Secretary

Enduro SpA

Name	Position
Ian Matthew Testrow	Manager & Officer
Geoffery Newman	Manager & Officer

Emeco Holdings South America SpA

Name	Position
Ian Matthew Testrow	Manager & Officer

Emeco Equipment (USA) LLC

Name	Position
Justine Yen Ping Lea	Manager & Officer

ITEM 5.	PRINCIPAL OWNERS OF VOTING SECURITIES.

Emeco Pty Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of the Issuer as of February 3, 2016.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017 Australia	Ordinary Shares	1	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of the Issuer assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017 Australia	Ordinary Shares	1	100%

Emeco Holdings Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of Emeco Holdings Limited as of December 30, 2016.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Black Crane Asia Opportunities Fund Suite 2103A The Centrium, 60 Wyndham Street Central, Hong Kong	Ordinary Shares	91,489,840	15.3%

First Samuel Limited 11/350 Collins St Melbourne VIC 3000 Australia	Ordinary Shares	116,880,170	19.5%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Emeco Holdings Limited assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Black Diamond Capital Management One Sound Shore Drive Suite 200 Greenwich, CT 06830	Ordinary shares	527,000,000 (approximately)	20.8%

Emeco Canada Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of Emeco Canada Limited as of February 3, 2017

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited	Ordinary Shares	2,548	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Emeco Canada Limited assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited	Ordinary Shares	2,548	100%

Emeco International Pty Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of Emeco International Pty Limited as of February 3, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017, Australia	Ordinary Shares	112,089,330	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Emeco International Pty Limited assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017 Australia	Ordinary Shares	112,089,330	100%

EHL Corporate Pty Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of EHL Corporate Pty Limited as of February 3, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017 Australia	Ordinary Shares	2	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of EHL Corporate Pty Limited assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017 Australia	Ordinary Shares	2	100%

Emeco Parts Pty Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of Emeco Parts Pty Limited as of February 3, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017 Australia	Ordinary Shares	2	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Emeco Parts Pty Limited assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017 Australia	Ordinary Shares	2	100%

Emeco Finance Pty Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of Emeco Finance Pty Limited as of February 3, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Pty Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017 Australia	Ordinary Shares	1	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Emeco Finance Pty Limited assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Pty Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017 Australia	Ordinary Shares	1	100%

Enduro SpA

The following sets forth information as to each person owning 10 percent or more of the voting securities of Enduro SpA as of February 3, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings South American SpA Balmaceda N. 2472 Oficina 153 Edificio Costanera Centro Antofagasta, Chile	Ordinary Shares	2,219	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Enduro SpA assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings South American SpA Balmaceda N. 2472 Oficina 153 Edificio Costanera Centro Antofagasta, Chile	Ordinary Shares	2,219	100%

Emeco Holdings South America SpA

The following sets forth information as to each person owning 10 percent or more of the voting securities of Emeco Holdings South America SpA as of February 3, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017 Australia	Ordinary Shares	2,219	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Emeco Holdings South America SpA assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017, Australia	Ordinary Shares	2,219	100%

Emeco Equipment (USA) LLC

The following sets forth information as to each person owning 10 percent or more of the voting securities of Emeco Equipment (USA) LLC as of February 3, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park WA 6017	Ordinary Shares	47,848,146	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Emeco Equipment (USA) LLC assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park WA 6017	Ordinary Shares	47,848,146	100%

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises –

(a)	Pages numbered 1 to 12, consecutively.

(b)	The statement of eligibility and qualification of the trustee on Form T-1 (included as Exhibit T3G hereto).

(c)	The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit Number	Description

T3A.1	Certificate of Registration of Emeco Pty Limited*

T3A.2	Certificate of Registration of Emeco Holdings Limited*

T3A.3	Certificate of Incorporation of Emeco Canada Limited*

T3A.4	Certificate of Registration of Emeco International Pty Limited*

T3A.5	Certificate of Registration of EHL Corporate Pty Limited*

T3A.6	Certificate of Registration of Emeco Parts Pty Limited*

T3A.7	Certificate of Registration of Emeco Finance Pty Limited*

T3A.8	Certificate of Registration of Enduro SpA (English translation)*

T3A.9	Certificate of Registration of Emeco Holdings South America SpA (English translation)*

T3A.10	Certificate of Formation of Emeco Equipment (USA) LLC*

T3B.1	Constitution of Emeco Pty Limited*

T3B.2	Constitution of Emeco Holdings Limited*

T3B.3	Articles of Incorporation of Emeco Canada Limited*

T3B.4	Constitution of Emeco International Pty Limited*

T3B.5	Constitution of EHL Corporate Pty Limited*

T3B.6	Constitution of Emeco Parts Pty Limited*

T3B.7	Constitution of Emeco Finance Pty Limited*

T3B.8	Constitution of Enduro SpA (English translation)*

T3B.9	Constitution of Emeco Holdings South America SpA (English translation)*

T3B.10	LLC Company Agreement of Emeco Equipment (USA) LLC*

T3C	Form of Indenture between Emeco Pty Limited and The Bank of New York Mellon for the 9.250% Senior Secured Notes due 2022***

T3D	Findings of the Court**

T3E(1)	Scheme Document***

T3E(2)	Election Form***

T3F	Trust Indenture Act Cross-Reference Table showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive (included as part of Exhibit T3C)***

T3G	Statement of eligibility and qualification on Form T-1 of the Trustee.*

*	Previously filed.
**	To be filed by amendment.
***	Amends and restates version previously filed with Application.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, corporations, organized and existing under the laws of the Commonwealth of Australia, Canada, Chile and Delaware in United States of America have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, all in the city of Perth, Australia on the 6th day of February, 2017.

Emeco Pty Ltd

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Director

Emeco Holdings Limited

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Ian Testrow
	Name:	Thao Phuong PHAM		Name:	Ian Testrow
	Title:	Company Secretary		Title:	Managing Director and CEO

Emeco Canada Limited

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Director

Emeco International Pty Limited

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Director

EHL Corporate Pty Limited

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Director

Emeco Parts Pty Limited

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Director

Emeco Finance Pty Limited

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Director

Enduro SpA

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Ian Testrow
	Name:	Thao Phuong PHAM		Name:	Ian Testrow
	Title:	Company Secretary		Title:	Attorney / Manager

Emeco Holdings South America SpA

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Ian Testrow
	Name:	Thao Phuong PHAM		Name:	Ian Testrow
	Title:	Company Secretary		Title:	Attorney / Manager

Emeco Equipment (USA) LLC

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Manager

EXHIBIT INDEX

Exhibit Number	Description

T3A.1	Certificate of Registration of Emeco Pty Limited*

T3A.2	Certificate of Registration of Emeco Holdings Limited*

T3A.3	Certificate of Incorporation of Emeco Canada Limited*

T3A.4	Certificate of Registration of Emeco International Pty Limited*

T3A.5	Certificate of Registration of EHL Corporate Pty Limited*

T3A.6	Certificate of Registration of Emeco Parts Pty Limited*

T3A.7	Certificate of Registration of Emeco Finance Pty Limited*

T3A.8	Certificate of Registration of Enduro SpA (English translation)*

T3A.9	Certificate of Registration of Emeco Holdings South America SpA (English translation)*

T3A.10	Certificate of Formation of Emeco Equipment (USA) LLC*

T3B.1	Constitution of Emeco Pty Limited*

T3B.2	Constitution of Emeco Holdings Limited*

T3B.3	Articles of Incorporation of Emeco Canada Limited*

T3B.4	Constitution of Emeco International Pty Limited*

T3B.5	Constitution of EHL Corporate Pty Limited*

T3B.6	Constitution of Emeco Parts Pty Limited*

T3B.7	Constitution of Emeco Finance Pty Limited*

T3B.8	Constitution of Enduro SpA (English translation)*

T3B.9	Constitution of Emeco Holdings South America SpA (English translation)*

T3B.10	LLC Company Agreement of Emeco Equipment (USA) LLC*

T3C	Form of Indenture between Emeco Pty Limited and The Bank of New York Mellon for the 9.250% Senior Secured Notes due 2022***

T3D	Findings of the Court**

T3E(1)	Scheme Document***

T3E(2)	Election Form***

T3F	Trust Indenture Act Cross-Reference Table showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive (included as part of Exhibit T3C)***

T3G	Statement of eligibility and qualification on Form T-1 of the Trustee.*

*	Previously filed.
**	To be filed by amendment.
***	Amends and restates version previously filed with Application.